SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 9 September 2005


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


9 September 2005

 Bank of Ireland Issue Can$ 400 million Fixed/Floating Rate Subordinated Notes due 22 September 2015.

Bank of Ireland announced today that it has launched and priced an issue of CAN$400 million fixed/floating rate subordinated notes due 2015 ("the notes"). The transaction is part of Bank of Ireland's normal capital management process. Bank of Montreal, London and Merrill Lynch, International are joint lead managers on the transaction.

The notes have been priced with a coupon of 3.80% and issued at 99.86%. This represents a margin of 43bps over the interpolated curve (Cda 4% Sep 1, 2010 and Cda 6% June 1, 2011) and 44bps over the Cda 4% Sept 1, 2010 bond at the time of pricing. Interest will be paid semi-annually in arrears until 22 September 2010. The notes are callable at par at the option of Bank of Ireland, subject to regulatory approval, on 22 September 2010, at which point the coupon resets to a floating rate equal to the three month BA CDOR plus 79bps.

Application will be made to the Irish Stock Exchange for admission of the notes to the Official List. Stabilisation in accordance with article 9(2) of Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

Enquiries:


Brian Kealy, Head of Capital Management                          0035386-6089629
Deirdre Hogan, Capital Management                                 003531-6043526

Geraldine Deighan, Head of Investor Relations                     003531-6043501

Dan Loughery, Head of Group Corporate Communications              003531-6043833




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 9 September 2005